January 16, 2008

Ms. Kate Tillan

Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

Mail Stop 6010

100 F Street, N.E.

Washington D.C. 20549

Re: Virage Logic Corporation Comment Letter dated January 4, 2008.

Dear Ms. Tillan:

We, Virage Logic Corporation (the “Company”) hereby respond to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter of January 4, 2008. The numbered responses set forth below correspond to the numbers set for in the Commission’s letter dated January 4, 2008. For your convenience, we have set forth the Staff’s comments in bold and italicized type before each of our responses.

Form 10-K for the fiscal year ended September 30, 2007

Note 1. Organization and Summary of Significant Accounting Policies, page 62

Revenue Recognition, page 62

1.	We note that you recognize revenue under perpetual licenses as well as term-based licenses. With respect to your perpetual and term-based licenses please tell us and revise future filings to address the following:

Explain why you use a completed performance model for perpetual licenses and a proportional performance model for term-based licenses.

In response to the Staffs comment, the Company advises the Staff that the company recognizes revenue in accordance with SOP 97-2 “Software License”. The Company uses a completed performance model for perpetual licenses that do not include services to provide significant production, modification or customization of software as all of the elements have been delivered. The Company uses a proportional performance model for term-based licenses that do not require specific customization as these licenses have a right to receive unspecified additional products that are granted over the access term of the license.

Explain the point at what you begin recognizing revenues, including your consideration of SAB Topic 13A3d.

In response to the Staff’s comment, the Company advises the Staff that the point at which the company begins to recognize revenue occurs when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed and determinable and collection is reasonably assured. Delivery of the license grant is determined when the customer and the Company sign the contract and it is stated in the contract that the licensee has a legal right to use the IP/software on the effective date specified in the contract. The Company begins to recognize revenue when an agreement is completed upon execution by the Company and the customer. This is in accordance with the guidance from SAB Topic 13A3d.

Revenue Recognition, page 62

2.	We also note that in regard to your perpetual licenses you generally recognize revenue when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed and determinable and collectibles is reasonable assured. Tell us and revise future filings to clarify how you determine when delivery has occurred.

Revenues from perpetual licenses for the semiconductor IP products are generally recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectibility is reasonably assured. The Company uses a completed performance model for perpetual licenses that do not include services to provide significant production, modification or customization of software as all of the elements have been delivered. The Company determines delivery has occurred when all the license materials that are specified in the evidence of a signed arrangement including any related documentation and the license keys are delivered electronically through the FTP server or via electronic mail (e-mail). If any of these criteria are not met, revenue recognition is deferred until such time as all criteria are met. Revenues from term-based licenses for the semiconductor IP and software products are recognized ratably over the term of the license, which are generally between twelve to thirty-six months in duration, provided the criteria mentioned above are met. The Company uses a proportional performance model for term-based licenses as these licenses have a right to receive unspecified additional products that are granted over the access term of the license.

Delivery of the license grant is determined when the customer and the Company sign the contract and it is stated in the contract that the licensee has a legal right to use the IP/software on the effective date of the contract.

Revenue Recognition, page 62

3.	Further to the above, please clarify whether the licenses you offer are for software or other intellectual property. To the extent your licenses are for other intellectual property, clarify how you recognize revenue for these arrangements, citing authoritative literature upon which you are relying.

In response to the Staff’s comment, the Company advises the Staff that the Company offers both software and intellectual property licenses. The Company recognizes all license fees under intellectual property licenses that do not include services to provide significant production, modification or customization of software occurs when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed and determinable and collectibility is reasonably assured under the guidance of SOP 97-2. If the intellectual property license includes services to provide significant production, modification or customization of software then the Company recognizes the license fees using the percentage of completion method under SOP 81-1 and ARB 45 when reasonable estimates can be made. If reasonable estimates are not available then the revenue is recognized on a completed contract basis.

The Company will revise the second paragraph of the Company’s Note 1 Revenue Recognition footnote to address all of the Staff’s questions as follows:

Revenues from perpetual licenses for the semiconductor IP products are generally recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectibility is reasonably assured. The Company uses a completed performance model for perpetual licenses that do not include services to provide significant production, modification or customization of software as all of the elements have been delivered. The Company determines delivery has occurred when all the license materials that are specified in the evidence of a signed arrangement including any related documentation and the license keys are delivered electronically through the FTP server or via Electronic mail (e-mail). If any of these criteria are not met, revenue recognition is deferred until such time as all criteria are met. Revenues from term-based licenses that do not require specific customization for the semiconductor IP and software products are recognized ratably over the term of the license, which are generally between twelve to thirty-six months in duration, provided the criteria mentioned above are met. The Company uses a proportional performance model for term-based licenses as these licenses have a right to receive unspecified additional products that are granted over the access term of the license.

As requested in your letter, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have any additional comments or questions. I can be reached at 510-360-8025.

Thank you.

Regards,

/s/ Christine Russell

Christine Russell

Vice President of Finance and Chief Financial Officer

Virage Logic Corporation